UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Investor Presentation - January 2016

Item 1

Investor Presentation January 2016

Safe Harbor All statements in this communication, other than those relating to historical facts, are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements and projections are not guarantees of future performance and are subject to a number of assumptions, risks, projections and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements or projections. Important factors that could cause actual results to differ materially from our expectations include, among others: loss or impairment of business licenses or mining permits or concessions; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; accidents or disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; labor disputes, slowdowns and strikes involving our employees; currency rate fluctuations; rising interest rates; general market, political or economic conditions in the countries in which we operate; changes in shipping and energy costs; pension and health insurance liabilities; price increases or shortages with respect to our principal raw materials; volatility of supply and demand and the impact of competition; changes to laws or regulations (including environmental protection and safety and tax laws or regulations), or the application or interpretation of such laws or regulations; government examinations or investigations; the difference between actual reserves and our reserve estimates; failure to integrate or realize expected benefits from acquisitions and joint ventures; volatility or crises in the financial markets; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine-based products and other industrial products; litigation, arbitration and regulatory proceedings; and war or acts of terror. We caution you that the above list of important factors is not comprehensive. We refer you to filings that we have made and will make with the TASE and the U.S. SEC, including under “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 20, 2015. Forward-looking statements and projections represent our views and are given only as of the date of this communication and we disclaim any obligation to update or revise them, whether as a result of new information, future events or otherwise, except as required by law.All information included in this document speaks only as of the date on which it is made, and we do not undertake any obligation to update such information afterwards.Some of the market and industry information is based on independent industry publications or other publicly available information, while other information is based on internal studies. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified and we can not assure you as to the accuracy or completeness of this information. 2

Our Vision: Fulfilling Humanity’s Essential Needs 3 Rise of the middle class and standard of living across the globe Increased demand for and use of natural resources Environmental stewardship and sustainability We fulfill essential needs in 3 core end markets – Agriculture , Food and Engineered Materials by utilizing an integrated value chain based on specialty minerals

Strategy Highlights – Build Integrated Company Focused On Specialty End Markets 4 Unique business model Global i ntegrated value chain into specialty markets Grow core business x Grow Specialty - R&D, Organic growth, bolt - on M&A x Maintain cost leadership through raw material backward integration Operational excellence Execute on $350M efficiency improvements Balanced capital allocation and strong dividend yield 4

Integrated Value Chains Provide Significant Synergies 5 5 Phosphate Fertilizers Fertilizer Grade Phosphoric Acid Compound Fertilizers Raw Materials Fertilizers Industrial Products Performance Products DSM Product Sold Phosphate Rock Source Major Intermediate & Finished Products

Integrated Value Chains Provide Significant Synergies 6 6 Phosphate Fertilizers Fertilizer Grade Phosphoric Acid Food Grade Phosphoric Acid Phosphate Salts Compound Fertilizers Specialty Fertilizers Raw Materials Fertilizers Industrial Products Performance Products DSM Product Sold Phosphate Rock Elemental Phosphorus Special Grade Acid Source Major Intermediate & Finished Products Wildfire Extinguishers Food Additives Phosphorus ( Penta) Sulfide

Integrated Value Chains Provide Significant Synergies


Source
Raw Materials
Major Intermediate & Finished Products
Elemental Phosphorus
PCL3
POCL3
Phosphate Rock
Fertilizer Grade Phosphoric Acid
Carnallite
End Brine
Magnesium Chloride Solution
Magnesia Products (MgO)
Magnesium Chloride
Polysulphate™
Sylvanite
Phosphate Salts
Food Grade Phosphoric Acid
Special Grade Acid
Potash
Salt (NaCl)
Crude Magnesium
Chlorine
Elemental Bromine
Salt (NaCl)
Potash
Phosphorus (Penta) Sulfide
Food Additives
Wildfire Extinguishers
Phosphate Fertilizers
Compound Fertilizers
Specialty Fertilizers
Pure Magnesium
Magnesium Alloys
Bromine Compounds
Chlorine based Biocides
OPFRs & Others
Fertilizers
Industrial Products
Performance Products
DSM
Product Sold

Where needs take us
7

Our Mineral Assets – the Base of Our Integrated Value Chain

ICL Dead Sea



Potash, Bromine Magnesium

- Low cost in potash, the world's lowest in bromine
- Near-infinite reserve life – potash and bromine
- Logistical advantages – stockpiling ability, geographical position
- Increased production capability by ~10% through ongoing operational excellence
- Labor reduction to contribute ~40M from 2017

ICL Iberia



Potash

- Logistical advantage - close to port of Barcelona
- Vast reserves
- Cost reduction initiatives and 0.3 million tonnes brownfield expansion to lower cost per tonne by about €40 in 2020 vs. 2014
- Significant long term expansion opportunities of up to additional 1 million tonnes

ICL UK



Potash Polysulphate™

- Logistical advantage - close to Teesside port
- Cease potash production by end-2018
- Polysulphate™ –increase production to 1 million tonnes by 2020
- Labor reduction of over 300 FTE in 2016, further reductions in 2019
- Lower Polysulphate™ production costs to double operating income with margins over 30% by 2020

ICL Rotem/ YPH JV



Phosphate

- Integrated value chain highly biased towards value added specialties
- Successful efficiency and operational excellence plan executed at Rotem
- YPH JV secures long-term reserves, expand business model into Asia and improves costs through synergies
- Transition to specialties to improve revenue and margins

Where needs take us
8

 Improving Our Commodity - Specialty Balance Sales Operating Income Specialty 56% Specialty 35% Commodity 44% Specialty 48% Specialty 62 % Commodity 38% Commodity 65% Commodity 52% 2014 2014 2020 2020

Commodity Business 10 End Markets Segments Business Units Potash Fertilizers Phosphate F ertilizers Contribution to sales* ~$ 1 , 500 M ~$850M * 2015E, including inter - segment sales

2014A 2016E 2020E 5.2 5.6 5.3 4.5 7 7 1.9 2.8 2.8 Phosphate Fertilizers Phosphate Rock MOP Solid Commodity Platform to Support Specialty Expansion and Cost Position 11 World scale commodity base ensures competitiveness Source: ICL estimates Million Tonnes ~2,350 Share in ICL’s revenue

 Commodity Business Units’ Expected Top and Bottom Line Growth Potash operating income ($M) 1,816 765 Bulk phosphates Potash Sales ($M) 536 77 Bulk phosphates Potash Operating Income ($M) Potash ~ 0% 1 - 3 % Phosphates 5 - 7% 8 - 10 % CAGR 2014 - 2020 Sales O/I

Specialty Business



End Markets

\ Agriculture

\ Engineered Materials

\ Food

Segments

ICL Fertilizers — Where needs take us

ICL Industrial Products — Where needs take us

ICL Performance Products — Where needs take us

Business Units

Specialty Fertilizers	Flame Retardants	Industrial Solutions	Advanced Additives	Food Specialties
~$700M	~$400M	~$700M	~$700M	~$650M

Contribution to sales*

* 2015E, including inter-segment sales

Where needs take us

13

Transforming Into The World's Leading Specialty Phosphate Player


ICL
YPH JV
Expansions
Thousand tonnes
Kunming
410
120
60
230
899
115
780
1,300
700
600
2,750
850
1,900
6,500
2,500
4,000
ICL The Netherlands
ICL Germany
ICL Turkey
ICL Rotem
Purified Phosphoric Acid
Specialty Fertilizers
Phosphoric Acid
Commodity Fertilizers
Phosphate Rock
+64%*
+15%
+117%
+45%
+63%

Food Specialties

- Volume increase of about 15%
- New multi-ingredient blending plant and lab in China
- Leveraging ICL's expertise to build a new low cost purified acid plant

Specialty Fertilizers

- New market supported by Chinese government policy
- Grow sales in soluble MAP, MKP and Light Specialties
- Build new CRF and WSNPK plants in China

Advances Additives

- Strengthen ICL PP base in the Asian market
- Technical grade phosphoric acid volume growth, in addition to Fosbrasil
- Build up niche market applications

Phosphate Fertilizers

- Secure long term phosphate reserves
- Expand ICL's commodity portfolio
- Establish a position in the Chinese and global commodity phosphates markets (DAP, MAP)

Specialty | **Commodity**

Where needs take us

* Increase in capacity compared to 2015

14

Polysulphate™: Bulk Specialty Multi-Ingredient Fertilizer


~36%
Mg+Ca
~50%
S
~14%
K

Readily available new natural fertilizer containing four nutrients

- Over 200 million tonnes resources in the ICL UK potash mine
- Low production cost allows attractive economics for farmers
- Environmentally friendly, no chemical processing or waste products, suitable for chloride sensitive crops and for organic agriculture
- Increased market acceptance: 50k tonnes sold in 2014. 2015 target: over 100k tonnes
- Polysulphate™ addresses new market niches and replaces more costly existing products
- 2020 production and sales target – 1 million tonnes. Long term potential up to 3 million tonnes

Polysulphate™ production plan
K Tonnes


120
1,000
2014
2020

Transition to Polysulphate™ - Improving cash contribution

- Operating income expected to double by 2020 vs. 2015
- Operating margins expected to increase to over 30% by 2020
- Immediate restructuring expected to contribute $30 million annually, starting from 2H2016

Where needs take us
15

16 1 Other straights includes MAP/MKP, Calcium Nitrate, SOP ICL Specialty Fertilizers: The Path for Faster than the Market Growth ~ 700 Solubles / Fertigation Foliar Controlled Release Fer til izers 5% 9% 9 % R&D supported growth Geographic expansion Cost Position in MAP/MKP NOP Plant Water Soluble NPKs in China Global trends to drive 6 - 7 % annual growth □ Regulatory pressure x Zero growth in fertilizers by 2020 x EU Nitrate Directive □ Environmental trends □ New grower practices Market segments Market Growth ICL CAGR Specialty Agriculture 5 - 6% ~10% Ornamental Horticulture 1 - 2% 4 - 6% Professional Turf 0% 6 - 8% Market growth (CAGR) Product line Strategic initiatives

Industrial Products' Growth Projects - a Significant Contribution To Future Sales


~1,100


ELECTRONICS
INTERMEDIATES FOR FOOD, PHARMA AGRO
CONSTRUCTION
OIL & GAS
WATER TREATMENT
TRANSPORTATION
FURNITURE & TEXTILE
POWER PLANTS

Strategy

Develop new applications while adopting a price over volume strategy

Price over Volume (bromine & phosphorous)

* >25% increase in **elemental bromine** prices in China
* 15% increase in **Bromine compound** prices in Asia
* Price increase will expand to **other markets**, subject to contract timing

Efficiency improvements

* **Operational excellence**
* Reduction of **labor costs**
* **Divest** non core businesses
* Initiatives taken this year expected to generate **annual savings** of ~$23 million in 2016, $30 million in 2017

Advocacy

* **Protect and improve** bromine and derivatives image
* **SAFR™** (Systematic Assessment for flame retardants) - An ICL tool to measure the sustainability of FR usage according to the specific application
* **Merquel®** in EU & China

R&D

* In-house **R&D** & Outside technical collaborations
* Focus on customer unmet needs to bring **new products and solutions**
* **Polymeric FRs, advanced P-based FRs, energy storage, gold extraction, soil fumigation, 3-D printing** and more

Where needs take us
17

ICL

Food Specialty – A Fully Integrated Provider of Texture and Stability Solutions


~650

Vision To become a recognized global provider of texture and stability solutions

Strategy Expand product offering via R&D and CAPEX, focusing on protein formulations, to complement our phosphate products


Ingredients (own production)1)
Enabling modification to enhance performance
Whey protein
Pea/soy Protein
Sourced ingredients2)
Direct sale of ingredients
Integrated formulation of solutions
solutions
Customers
Business model protected
Hard to copy technology
Specialized knowledge
Possible patents

1) Phosphate, whey protein, soy protein, pea protein, soluble fiber, modified starches
2) Other Proteins, fibers and hydrocolloids, emulsifiers

- ✓ Growing share of protein in eating behavior of consumers in emerging markets
- ✓ Trend for healthier food (taste & consistent nutritional value) in mature markets

Growing demand for texture and stability ingredients globally


Bolthouse FARMS
Protein PLUS
SAMBAZON
BLENDED BREAKFAST
NEW!
V8 PROTEIN
Chocolate

Where needs take us
18

Grow revenues and operating margin by about 30 % in 2020 vs . 2014  Advanced Additives’ Growth Mainly Driven by M&A and R&D Organic growth in paints and coatings for the metal, wood and concrete markets, with expected growth of 10 - 15 % p.a. Fire Safety growth principally from class B foam in N. America Development of new products in Specialty Acids Main engines of inorganic volume growth include the YPH JV , as well as Fosbrasil Profitability Paints & Coatings Fire Safety Geography Specialty Acids ~ 700

55 8 120 101 49 770 470 867 653 525 Food specialties Advanced additives Industrial solutions Flame retardants PolysulphateTM Specialty Fertilizers (Incl. SOP, NOP) Specialty Business Units’ Expected Top and Bottom Line Growth 20 Sales ($M) Food specialties 8 - 10% 9 - 11% Advanced additives 3 - 5% 8 - 10% Industrial solutions ~0% 1 - 3 % Flame retardants 5% 30 - 40% Polysulphate TM 30 - 50% 60 - 80% Specialty Fertilizers (Incl. SOP, NOP) 8 - 10% 13 - 15% CAGR 2014 - 2020 Sales O/I Operating Income ($M)

Operational Excellence & Efficiency

Efficiency Initiatives Contribution – Segment Breakdown 22 USD millions/year 2016 efficiency gains run - rate of $ 350 M Segment run - rate contribution* 2016E 2015E 2014A ICL PP ICL IP Phosphates and fertilizers Potash $ 240 million $ 120 million $ 350 million Anticipated labor costs savings in 2015 ~$ 25 million* Gross average yearly labor costs savings as of 2017 ~$ 80 million* Anticipated labor costs savings in 2016 ~$ 70 million* Operational Excellence Procurement Cost of labor *Vs. 2013 *Labor cost reduction at ICL Dead Sea and ICL Neot Hovav

Significant Contribution From Operational Excellence Program At Our Major Sites 23 ICL Dead Sea : 400 kt additional production at ICL Dead Sea Labor reduction ~ 10 % of workforce Cost per tonne reduction through operational excellence ICL UK : Labor reduction Labor reduction of ~ 10 % P 2 O 5 production up by ~ 15 % Fertilizers & rock production up by ~ 10 % Operational Excellence initiatives implementation started in 2015 Labor at ICL’s bromine operations down by over 10 % by 2018 Potash Phosphates Specialties ~ $ 120 million ~ $ 80 million ~ $ 60 million 2016 EBITDA contribution*: 2016 EBITDA contribution*: 2016 EBITDA contribution*: *Year end run - rate Vs. 2013

Significant Cost Reduction at ICL Fertilizers 24 Cost reduction initiatives are bearing fruits 100% 92% 87% 81 % GTSP Cost indexed ( $/ tonne FOB) 100% 88% 81% 72 % White phosphoric Acid Cost  indexed ( $/ tonne FOB) 83% 91% 99% 100 % Phosphate Rock Cost indexed ( $/ tonne FOB) * Calculation based on adjusted full costs, including COGS, royalties, depreciation, freight and transportation, G&A, S&M. 100% 98% 91% 80 % Potash – realized full cost per tonne sold* (indexed)

Financials

Solid Dividend Yield 26 Dividend Yield (%) 1.89 2.24 3.28 11.21 3.32 5.42 7.38 6.72 6.05 3.83 4.30 0.00 0.20 0.40 0.60 0.80 1.00 0.00 2.00 4.00 6.00 8.00 10.00 12.00 Dividends per Share (US$) Dividend Yield (%) Linear (Dividend Yield (%)) Dividend/Share (US$)

Declining Share of Israeli Operations 69% 73% 76% 69% 60% 43% 39% 42% 44% 34% 74% 70% 65% 70% 35% 71% 68% 64% 60% 54 % Israel % - CAPEX Israel % - Operating Income 27 CAPEX is expected at a level below $ 800 million

960 988 1 , 196 910 930 2013 A 2014 A 2015 E 2016 E ICL operating income ICL operating income - potash price effect Balanced Business Model Supports Profitability Despite Potash Headwinds 28 ICL’s operating income adjusted to potash price developments Specialty business, lower costs and cost reduction initiatives offset the negative impact of lower potash prices US$ Million ~ 830 ~ 650 ~ 820 ~ 1 , 100 Adjusted operating income i ncluding Operational Excellence effects Adjusted operating income – only potash price effect

ICL Attractive I nvestment C ase 29 Solid commodity base and growing specialty business to provide ROIC of about 15 % Efficiency improvement to deliver $ 350 M EBITDA contribution Total specialty business growth by 2020 : 4 - 6 % p.a. Going global: Improved resource balance Grow specialties in emerging markets Mineral asset growth, controlled capex and significant cost reduction = grow and defend profitability

Committed to Responsible Value Creation Thank you

Appendices

ICL at a Glance

Company Snapshot

- ICL is a leading global specialty minerals company that operates a unique integrated business model to fulfil essential needs in three key end markets: Agriculture, Engineered Materials and Processed Food
- Utilizes sophisticated processing and product formulation technologies to produce downstream / value-added products
- Operates low-cost, geographically advantaged assets
- ~50% of production and ~95% of sales (2014) outside of Israel
- FY2014 dividend yield: 8.3% (including special dividend) [2][3]

Our Business Mix and End Markets [1]



End Markets
(Based on 1-9/2015 Revenue)
Engineered Materials
33%
52%
Processed Food
11%
4%
Other
Agriculture (Bulk and Specialty Fertilizers)
Business Mix
(Based on 1-9/2015 Adj. EBITDA)
Fertilizers Segment
Fertilizers & Phosphates
22%
46%
Potash
18%
Performance Products
14%
Industrial Products

Key Statistics [3]

US$Bn		
Market Capitalization		6.2
Net Debt		2.7
Enterprise Value		**8.9**
Main Shareholders	Israel Corp	46.2%
	PCS	13.9%

	Q3 2015	***Q3 2014***
Revenue	1.4	1.6
Adj. EBITDA	0.34	0.35
% Margin	*25%*	*23%*

Our Business Segments

- Fertilizers: One of the world's largest producers of potash, phosphate-based fertilizers and specialty fertilizers
- Performance Products: Produces, markets and sells a broad range of downstream phosphate-based food additives and advanced additives
- Industrial Products: Extracts bromine and magnesium from the Dead Sea and produces and markets bromine, magnesium and phosphorus compounds

1 Excludes adjusted EBITDA attributable to Other and eliminations; may not sum to 100% due to rounding
2 Dividend yield calculated as total dividends paid in 2014 divided by current market capitalization
3 Market data as of November 30, 2015; Net debt calculated as total debt less cash, cash equivalents and short term investments

Where needs take us
32

1 , 560 1 , 379 17 65 84 75 74 30 Q 3 2015 Results Q 3 2015 Sales Q 3 2015 Operating income Numbers may not add up due to rounding $ millions Q3 15 Q3 14 % change Q2 15 % change Revenues 1 , 379 1 , 560 (11.6)% 1 , 196 15.3 % Operating income 197 262 (24.8)% 107 84.1 % Adj. operating income 242 262 (7.6)% 251 (3.6)% Net income 121 179 (32.4)% 75 61.3 % Adj. net income 154 179 (14.0)% 177 (13.0)% CF from operations 122 295 (58.6)% 325 (62.5)% External Potash sales (thousand tonnes ) 1 , 126 1 , 234 (8.8)% 650 73.2% ▪ Weak potash sales volumes and prices were partially offset by overall lower costs and higher bromine and phosphates prices ▪ Efficiency plans are now in full force and positive results are evident throughout the company ▪ Continued strategic progress – formation of the phosphate JV in China completed , accelerated transformation of ICL UK from potash to Polysulphate Q 3 2015 Highlights Q 3 2015 Financials 262 242 197 7 17 30 11 3 26 17 2 33

Agriculture

Growth Factors - Fertilizers and Food Products 35 Meat Consumption Population Fertilizer consumption 1.0 2.0 3.0 4.0 5.0 6.0 Index, relative to 1962 Yield Growth Required to Meet World’s Food Needs Population, Meat and Fertilizers [Base 1962 ] Source : IFA, USDA, USA Census Diminishing arable land per capita

World Grains Production & Consumption 36 Grains and Pulses: Barley, Corn, Millet, Mixed Grain, Oats, Rice, Rye, Sorghum, Wheat 16.72% 19.80% 22.91% 16% 18% 20% 22% 24% 26% 28% 30% 32% 34% 36% 38% 1.4 1.5 1.6 1.7 1.8 1.9 2.0 2.1 2.2 2.3 2.4 2.5 Billion Tonne Consumption Production Stock to Use Sources: USDA, ( Update December 2015 )

World Grain Price Futures (CBOT) 37 Source: USDA, CBOT . Prices as of January 7 th 2015 $ 11.82 $ 4.62 $ 3.51 $ 8.62 $3 $5 $7 $9 $11 $13 $15 $17 CHICAGO BOARD OF TRADE (CBOT) CROP PRICES [$/bushel] Corn Rice Soybean Wheat

38 Fertilizer Prices Potash Prices FOB Vancouver standard KCl US$/t spot US$/t spot Average DAP fob Tampa Average GTSP, fob North Africa Phosphate Prices * Source: Fertilizer Week, prices as of December 12 , 2015 FOB NOLA granular KCl 200 250 300 350 400 450 500 550 600 650 0 100 200 300 400 500 600 700

39 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 Index of Fertilizer Price Ratio to GPI Base 2002 MOP/GPI DAP/GPI Fertilizers are Affordable *GPI = Grain Price Index formula: [(wheat price* 7 ) + (maize price* 8 ) + (rice price* 4.5 ) + (soybean price* 2.5 )] / 22 ] Source: CBOT, Fertilizer Week & ICL

Cereals 37 % Oilseeds 20 % Tot. Other 43 % Wheat 6.2 % Rice 12.6 % Maize 14.9 % Other Cereals 3.7 % Soybean 9.0 % Oil Palm 7.2 % Other Oilseeds 3.5 % Fibre Crops 2.8 % Sugar Crops 7.7 % Roots/Tubers 3.8 % Fruits 6.6 % Vegetables 10.0 % Oth Crops 11.8 % Source: IFA – Assessment of Fertilizer Use by Crop at the Global Level 2010 (Aug 2013 ) Potassium Fertilizer Global Use by Crop 40

China China China China China India India India India India Brazil Brazil Brazil Brazil Brazil USA USA USA USA USA SE Asia SE Asia SE Asia SE Asia SE Asia RoW RoW RoW RoW RoW China India Brazil RoW 72 53 62 Potash Demand Growth Estimates Data: CRU, Updated: March 2015  -   CAGR  -   Growth (Mt)  -   CAGR    After 2020 annual growth rate returns to 2%, and reaches 18 Mt growth from 2014 to 2025 Million tonnes KCl

62 72 Supply Development – Capability Factor Data: CRU, DSW Brownfields Greenfields 2014 Base Capability Brownfields Mt 2014 2020 2025 Demand 62 72 80 Supply 73 91 105 Gap 11 19 25 Utilization rate 85% 79% 76 % Greenfields new entrants Greenfields existing players 91 Million tonnes KCl

Fertilizer P 2 O 5 Demand Growth I ndex 43 5.0 7.7 4.0 12.1 18.3 50 100 150 200 250 300 350 400 450 Index – 1990 = 100 Brazil India USA China RoW Million Tonnes P 2 O 5

44 Agriculture ICL Dead Sea ICL Rotem ICL Turkey 5 , 855 Employees Worldwide ICL Haifa ICL UK ICL Iberia ICL Germany ICL The Netherlands Fuentes Nutrisi Everris ICL Fertilizers: A Global M anufacturer of Products that Fulfills E ssential N eeds in the Agriculture Market Potash Fertilizers Phosphate Fertilizers Specialty Fertilizers 44% 32% 24 % ICLF 1 - 9 / 2015 Sales by Lines of Business Of ICL’s Rev ($ 3 , 978 M ) 55 % Americas* - 22 % Asia* - 27 % EMEA* - 51% *Of 2014 sales **including inter - segment sales

Strategic Geographic Advantage
Clear Service Advantage to Developed and Emerging Markets

Short mine-to-port distances and proximity to emerging markets


Europe
US
IL
China
India
Brazil

Country of Departure	Distance Mine-to-Port (km) (1)	Destination (Days) China	India	Brazil
Israel	~200	23	11	22
UK	~30	34	22	20
Spain	~85	27	15	17
Germany	~350	34	23	20
Russia / Belarus	~600	39	27	25
Canada West Coast	~1,700	35	47	43

- **Shorter mine-to-port distances and shorter shipping routes to emerging markets results in lower costs both for land and maritime transportation, as well as faster time to markets**

1 Israel based on average from Dead Sea to Port of Eilat and Ashdod; Germany based on Werra to Port of Hamburg and Bremerhaven; Canada based on Saskatchewan to Port of Vancouver; Russia based on Starobin to Port of Klaipeda; Spain based on Cabanasas Mine to Port of Barcelona; UK based on Cleveland Potash, Saltburn-by-the-Sea to Teesport Commerce Park
2 Cost per tonne updated as of December 7th, 2015
3 **Source:** ICL estimates, Netpas

Where needs take us
45

46 1 3 4 5 2 ICL Dead Sea – Raw Material Extraction Pumping and evaporation process 1 2 3 4 5

47 The Phosphate Market and ICL’s Position 43.0 46.4 - 0.2 0.2 0.4 1.7 1.2 2014 consumption USA China Brazil India RoW 2019 consumption Million tonnes P 2 O 5 Source: CRU We are active in the TSP, SSP and Phosphoric Acid • TSP marketing focuses on Brazil, USA and Europe SSP marketing focuses mainly on Brazil • We are the largest supplier of PK fertilizers in Europe • We plan to become a supplier of DAP through our YPH JV in China CAGR 2014 - 2019 : 1.5%

Specialties Light Specialties Commodities • Added value • Higher prices • Smaller volumes • Selective distribution Specialty Fertilizers vs. Commodities ▪ CRF (Controlled Release Fertilizers) ▪ WSNPK (Water Soluble Fertilizers) ▪ NOP (Potassium Nitrate) ▪ CN (Calcium Nitrate) ▪ Soluble ( MAP/MKP) ▪ “Special NPK” 48

Our Advantages Supply chain Production process - technology adding value Market position R&D Innovate the next generation • Controlled release fertilizers • Fertigation and foliar solubles • Enhanced nutrients and water efficiency • Back integrated • Access to high quality raw material • Efficient supply chain (high synergies) • Highly professional Agronomic Sales team • Integrated and tailored service • Full product portfolio • Distributor loyalty • Strong Branding 49

Geographical Expansion 50 Production moves closer to Emerging Markets High logistic synergies Improve Yield & Quality Innovative technology Market education Worldwide Agronomist team Focus on Plants needs Knowledge and experience in the market Strategic alliance with YTH

51 ICL Iberia – Consolidation and Expansion • Phoenix I+ II (2020): capacity expansion of Suria to 1 , 080 K tonnes , closure of Cabanasas mine, expansion of granular capacity to 1 , 030 K tonnes . • Phoenix III (2020): new crystallization plant aimed to expand Suria’s Center capacity by extra 200 K tonnes of KCl and 500 K tonnes of NaCl • Phoenix IV (long term potential): a Brownfield project targeted to extend Suria’s Center production capacity by additional 1 M tonnes of KCl • Agreement with Akzonobel to produce and market 1.5 M tonnes of vacuum Salt and 50 K tonnes of white potash annually

ICL's long term Commitment to Catalonia 52 □ Master Plan signed between the Government of Catalonia and ICL defines the development for the next decades □ Development of mining and operations □ Adaptation of logistics via rail and port and roads □ C ommitment to the environment: restauration and waste management □ Basis for steady growth which will develop ICL's potash and salt activities for the benefit of European and global agriculture □ Stable return on investments of several hundreds of mio USD □ Long term planning framework for the region and for ICL Government of Catalonia considers ICL’s Phoenix Project strategic for the country

53 Fulfilling Potash Demand Growth Potential in India An ICL & IPL JV, Bringing India to the state of the art potash fertilization - K +K The program enters its 3 rd year, covers 52 districts in 9 states around India 21 experienced agronomists help providing evidence of the profitable use of potash ~ 400 farmer activities (Oct ’ 13 – Apr ’ 15 ) including field days, jeep campaigns, crop seminars and farmers meetings. ~ 2 , 000 Demonstration plots ( Oct ’ 13 – Apr ’ 15 ) with more than 20 crops Results : 15 - 35 % average increase in yields ; Success stories demonstrate benefit - to - cost ratios between 13 : 1 and 43 : 1

54 Africa – Driving Demand in an Unexploited Potash Market Potential potash consumption of more than 400 k tonnes between Ethiopia, Tanzania & Kenya. Current consumption – 40 - 50 k tonnes □ Africa has 12 % of the world’s arable land but only 20 % is cultivated □ Only 7 % is irrigated ( 40 % in Asia) □ Share in global population to grow from 15 % in 2010 to 23 % in 2050 □ Only 1.7 % of global potash consumption □ Program led by ICL in collaboration with E thiopian partners □ Range of activities to increase awareness among farmers of the benefits of potash: x D emonstration plots, outreach to farmers x Soil fertility mapping x Research and validation x Expansion into Tanzania

Transforming Into The World's Leading Specialty Phosphate Player



YPH JV to strengthen our ***specialty platform***

- R&D platform **supporting transition to specialties**:
  - ✓ **11+** projects in Food, Engineered Materials, Agro (Incl. Polysulphate) and process improvement.
- Intensively building the **Specialty Marketing Platform**
- A key milestone in our strategy:
  - ✓ **Securing long-term reserves**
  - ✓ **Expanding phosphate business model with a focus on Asia**
  - ✓ **Improving our phosphate network's cost competitiveness through synergies**

Investment	~$180M in the JV
Revenues	~RMB2,900 (~$450M) in year 1 to ~RMB3,900 (~$600M) in year 5
Operating Income Margins	Break even to low single digits in year 1 to low teens in year 5
Additional CAPEX	About $340 million spread over 5 years

Where needs take us

55

Engineered Materials

ICL Industrial Products: Vast Global Footprint 57 2500 Employees worldwide Of ICL sales in 2014 20 % EMEA Americas Asia Plant Sales R&D Sales by region $ 0.8 B sales 1 - 9 / 2015

ICL Industrial Products - From Assets to Markets 58 Bromine Phosphorus Mineral Salts Magnesium Chlorine Flame Retardants Energy and Intermediates Microbial Solutions Mineral Applications Chemistries Key Markets Back Integration to Customer Solutions

Global Trends Supporting Our Business 59 Population Regulation & Environmental Standard of living FURNITURE & TEXTILE TRANSPORTATION WATER TREATMENT CONSTRUCTION INTERMEDIATES FOR FOOD, PHARMA, AGRO OIL & GAS POWER PLANTS ELECTRONICS

Global Cost Leader in Bromine 60 0.02 – 0.03 0.03 – 0.05 0.5 – 0.9 3.5 – 4.5 2.5 – 5.5 11.0 – 12.0 g/liter Underground Wells (China) Sea Water (China, Japan) Shallow Sea (Ukraine) Salt Lake (India) Underground Wells (U.S.) Dead Sea Operations (Israel, Jordan) • The Dead Sea provides the highest concentration of Bromine • Cost is related to concentration • Abundant supply Source: ICL estimates, MarketsandMarkets

A Global Leader in a Concentrated Market 61 ICL holds the largest capacity Global Bromine Capacity, by producer 280 280 120 120 95 91 92 88 93 83 64 69 2014 2019 Albemarle (Dead Sea) ICL (Dead Sea) Other Albemarle (US) Chemtura (US) China Bromine demand by industry - 2014 Market utilization rates: 70 - 80 % Flame retardants 41 % Brominated organic intermediates 21 % Clear brine fluids 18 % Industrial 8 % Biocides 6 % Fumigants 3 % Mercury control 3% 744 731 Source: ICL estimates, MarketsandMarkets

ICL Performance Products: Overview 62 Of ICL Sales in 1 - 9 / 2015 28% 54% 41% 5 % Non Core 3 , 300 Employees Worldwide Advanced Additives Food Specialties Sales by Business unit $ 1.1 B sales in 1 - 9 / 2015 Americas 40 % Asia/Pacific 15 % EMEA 45%

63 ICL Performance Products – Business Lines 2015 Fire Safety Acids Industrial specialties P 4 P 2 S 5 Whey/Other Dairy Beverages Bakery Meat

Advanced Additives – A Stable Portfolio With Broad Applications 64

Advanced Additives – E xpand Through Differentiation 65 Class A Fire ▪ ICL provides products and services that help prevent, control, and suppress fires ▪ World - wide reputation ▪ A strong market position ▪ 2014 acquisition of Auxquimia: specialists in the Class B Foam for oil, refinery and chemical industry ▪ C omplete and broad portfolio ▪ Own testing facilities ▪ Fluorine free product innovations Class B Fire Fire Safety Products

Food

67 Food Specialties – What We Do Linking Markets with Consumer Trends Sugar Fat Sodium Proteins Fibers Minerals Antioxidants Healthy Reduction versus Healthy Enhancements

Food Specialties - Increased Global Demand for Proteins 68 Upside potential for protein consumption per capita Brazil China Ethiopia Germany India Indonesia Nigeria USA 40 60 80 100 120 0 500 1,000 1,500 2,000 Daily Protein /Capita (g) Population (mil) 3.0 7.7 0.45 0.2 '60 '70 '80 '90 '00 '10 '20P Arable Land (ha/capita) World Population ( bilions ) T he world population grows, and the arable l and per capita decreases Decade Source: GS&PA Research, FAO

Food Specialties – Add Technology Platforms : Whey Proteins in Europe 69 ▪ Acquisition of Prolactal / Rovita in Q 1 / 2015 is a big step in implementing the strategy ▪ 2014 annual revenue of $ 110 M; market growth of approximately 10 % annually ▪ Proprietary technology can be expanded into other regions Dairy Meat/Poultry / Seafood Bakery Beverage Phosphate Salts     Whey Proteins     Vegetable Proteins     Spices 

Efficiency and Operational Excellence - Examples

Procurement Savings: Three Potential Levers What did we do? • One global ICL approach – regions & management level • Coordination alignment between global and regional • Excellent global team work • Exploration of supply options over the entire value chain • One global contract or no contract Result: • Annual saving: $ 2.1 M ( 25%) • Global contract for the US, Israel & Europe Supplier management Process management Demand management ▪ Volume consolidation ▪ Supplier partnerships ▪ Negotiation ▪ Transportation agreements ▪ Make - or - buy opportunities ▪ Simplify specifications to fulfill (not exceed) requirements ▪ Find "replacements" and alternative technologies ▪ Manage service levels/demand ▪ Reduce waste Success story - Phenol contract 71

As project progresses, budget is committed, ability to change project decisions/add value decreases: 10 0 % Low High Project life cycle 0 % CAPEX Value Engineering ▪ A systematic and structured approach for improving projects, products, and processes ▪ Used to analyze and improve manufacturing products and processes, design and construction projects ▪ H elps achieve an optimum balance between function, performance, quality, safety and cost The proper balance results in the maximum value for the project Ability to improve value Commitment of funds CAPEX value engineering: Potential cash flow contribution: ~$ 100 M 72

Shared Services Contribution x Reduce and optimize labor costs x Increase and optimize productivity x Meet and exceed service quality levels x Drive centralization as part of "One ICL" Vision Full time employees 50 91 158 184 188 2015 2016 2017 2018 2019 Accumulated employee reduction Accumulated annual savings Accumulated Savings ($M) 8 14 24 28 28 2015 2016 2017 2018 2019 73

Thank you

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: January 11, 2016